Atlas Copco

RECEIVED
2004 APR 29 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

04024747

SUPPL

File No. 82-812

Please find enclosed the following press release and reports from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco – Interim report at March 31, 2004 (unaudited)
- Brock comments on Atlas Copco's Q1 results 2004

Stockholm, Sweden, April 27, 2004

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Katarina Dahn
Group Communications
Atlas Copco AB

Sent by DHL 478 0884 765

G:\Group Communications\RUTINER\SEC letter.doc

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone: +46 8 743 8070 or +46 70 322 8070

Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291 or +46 70 518 8291, e-mail ir@se.atlascopco.com

Brock comments on Atlas Copco's Q1 results 2004

Stockholm, Sweden, April 27, 2004—Today, the Atlas Copco Group reported its first quarter results. *"We have achieved a robust volume increase, and profit margins have increased,"* says Gunnar Brock, President and CEO. *"Without support from the market, the volume improved slightly in the Rental Service business area. We are proud of the strengthening of our position, and of the positive price development."*

In the first quarter, orders received were MSEK 11 577 (10 903), corresponding to a volume increase of 11%. Revenues were up 9% in volume, and amounted to MSEK 10 858 (10 400). The operating margin increased to 12.1% (10.3). Profit after financial items increased 27% to MSEK 1 211 (956), an 11.2% (9.2) margin, despite a continued negative currency development.

Compressor Technique had a very strong first quarter for all product ranges. *"It is encouraging to see the strong growth in Asia continuing, and also the healthy sales of portable compressors."*

Industrial Technique had a good profit development in the first quarter. *"We have gained further market share within the motor vehicle industry with our industrial tools. We are also increasingly benefiting from the restructuring activities that took place last year."*

Construction and Mining Technique has signed an agreement to acquire Ingersoll-Rand Drilling Solutions. The purchase is subject to various approvals. *"The acquisition is a perfect strategic fit for Atlas Copco; the business to be acquired complements Atlas Copco's current business in terms of product range, market coverage, and in the aftermarket organization."*

Overall, the positive demand trend for Atlas Copco's products and services is expected to continue in the near-term. *"We expect the manufacturing and process industries to continue to increase their investments and demand more aftermarket products and services. We foresee that the recent general improvement in demand for construction equipment will continue, even though the activity level in the important non-residential building sector in the United States is expected to remain largely flat. Demand from the mining industry is expected to remain high."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately BSEK 45 (BEUR 4.9), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

April 27, 2004

ATLAS COPCO
Interim report at March 31, 2004 (unaudited)

Robust order and profit growth

- **Order volumes up 11%, 8% negative currency translation effect.**
- **Revenues reached MSEK 10 858 (10 400), up 9% in volume.**
- **Operating profit margin increased to 12.1% (10.3).**
- **Profit after financial items increased to MSEK 1 211 (956).**
- **Net profit increased to MSEK 819 (636), and earnings per share was SEK 3.91 (3.03).**
- **Operating cash flow totaled MSEK 837 (1 191).**
- **Agreement to acquire Ingersoll-Rand Drilling Solutions.**

Note: All comparative figures are for the first quarter of 2003, unless otherwise stated.

	January – March		Change
MSEK	2004	2003	%
Orders received	**11 577**	**10 903**	+6
Revenues	**10 858**	**10 400**	+4
Operating profit	**1 312**	**1 072**	+22
– as a percentage of revenues	*12.1*	*10.3*	
Profit after financial items	**1 211**	**956**	+27
– as a percentage of revenues	*11.2*	*9.2*	
Net profit	**819**	**636**	+29
Earnings per share, SEK	**3.91**	**3.03**	+29
Items affecting comparability			
Restructuring costs	*-14*	*-12*	
Equity capital per share, SEK	**105**	**99**	
Return on capital employed (12 month value), %	**18**	**13***	

* Excluding goodwill impairment charge.

Near-term demand outlook

The positive demand trend for Atlas Copco's products and services is expected to continue.

The manufacturing and process industries are expected to continue to increase their investments and demand more aftermarket products and services. It is foreseen that the recent general improvement in demand for construction equipment will continue, even though the activity level in the important non-residential building sector in the United States is expected to remain largely flat. Demand from the mining industry is expected to remain high.

Atlas Copco Group

Market development

Demand for the Group's products and services in **North America** continued to improve. In the United States, many customer segments developed favorably. Increased activity within the manufacturing and process industries affected positively the demand for standard compressors and industrial tools and related aftermarket products. There was, however, no improvement in the important non-residential building segment, which remained at the recent low level. This continued to limit the demand for equipment rental. Other construction segments were also relatively flat but at historically high levels, giving support to the demand for the aftermarket business and, to a certain extent, new construction equipment. Demand from the mining industry in the region was strong.

In **South America**, the demand for drilling and loading equipment to the mining industry continued to strengthen. The general economic recovery in the region also affected positively the demand for industrial and construction equipment.

The demand in **Europe** continued to improve. The improvement was seen both in the manufacturing industry and in construction, benefiting primarily the demand for industrial and portable compressors, drilling rigs and light construction equipment. Geographically, the best growth for these customer segments was achieved in Germany, France, Spain and Russia. Other markets were, with few exceptions, also positive but recorded only modest growth. Mining equipment demand was again strong, primarily from Eastern Europe.

Demand from most industries was good in **Africa/Middle East,** with the Gulf region showing the best trend.

The favorable demand development in **Asia** continued. Growth in China remained very strong in all product areas and India confirmed a recent positive trend with significant growth in the quarter. Other major markets like Japan and South Korea also recorded a strong development. **Australia** had another quarter of very positive development.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2003	10 903	10 400
Structural change, %	+2	+2
Currency, %	-8	-8
Price, %	+1	+1
Volume, %	+11	+9
Total, %	+6	+4
2004	11 577	10 858

Geographic distribution of orders received

%, last 12 months	March 2004	March 2003
North America	41	46
South America	3	3
Europe	35	33
Africa/Middle East	6	5
Asia/Australia	15	13
	100	100

Earnings and profitability

Operating profit reached MSEK 1 312 (1 072) corresponding to an operating margin of 12.1% (10.3). The improvement was primarily an effect of the higher revenue volume. Unfavorable changes in exchange rates, affecting the operating profit negatively by about MSEK 225, was to a large extent compensated for by price increases and efficiency improvements. The operating profit included MSEK 14 (12) in restructuring cost in the Construction and Mining Technique business area and a MSEK 8 positive effect from a change in accounting principle related to employee benefits (see page 3).

Net financial items amounted to MSEK -101 (-116), of which net interest items accounted for MSEK -95 (-107). The reduction in interest net was primarily due to repayment of debt, following the strong cash flow in the last 12 month period. Interest cost increased MSEK 8 as a result of the above mentioned accounting principle change.

Profit after financial items improved 27%, to MSEK 1 211 (956), to a margin of 11.2% (9.2). Net foreign exchange effects were about MSEK -210.

Net profit totaled MSEK 819 (636) or SEK 3.91 (3.03) per share.

The return on capital employed during the 12 months to March 31, 2004 was 18% (13), and the return on shareholders' equity 17% (11). The Group currently uses a weighted average cost of capital (WACC) of 8.7% corresponding to a pre-tax cost of capital of approximately 13%.

Cash flow and investments

Cash flow from operations before changes in working capital reached MSEK 1 438 (1 425), corresponding to 13% (14) of Group revenues. Working capital increased MSEK 81 (36), primarily due to an increase in inventory and receivables in line with the strong sales growth, and a partly offsetting increase in supplier credits. Total cash flow from operations reached MSEK 1 357 (1 389).

Cash flow from investments was MSEK -530 (-405), mainly reflecting increased replacement investments in the rental fleet, while payments for acquisitions were lower than previous year. This year also include a net payment to pension fund of MSEK 62.

Operating cash flow before acquisitions and dividends equaled MSEK 837 (1 191).

Net indebtness

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 7 933 (12 233), of which MSEK 2 628 (1 818) was attributable to pension provisions (see also Employee benefits below). The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) improved to 36% (59).

Employee benefits

As of January 1, 2004 the Group implemented the new Swedish accounting standard RR 29, Employee benefits, which is based on the International Accounting Standard IAS 19. The one-time effect of this change was charged directly to shareholders' equity in accordance with RR 5, Accounting for changes in accounting principles, and had no cash flow effect. The negative one-time effect on equity, net of taxes, was MSEK 424. This accounting change had no net effect on the income statement in the first quarter.

These are accounting changes and the Group's obligations related to pension benefits and other employee benefits are consequently not affected.

Asbestos cases in the United States

As of March 31, 2004, Atlas Copco had 232 asbestos cases filed with a total of 26 279 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 136 companies per case.

The Group has not deemed it necessary to record any provisions related to these pending cases.

People

On March 31, 2004, the number of employees was 25 924 (25 516). For comparable units, the number of employees decreased by 129 from March 31, 2003.

Distribution of shares

Share capital equaled MSEK 1 048 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139 899 016
B shares	69 703 168
Total	209 602 184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	January – March 2004	2003	Change %
Orders received	**4 615**	4 048	**+14**
Revenues	**4 116**	3 721	**+11**
Operating profit	**739**	681	**+9**
– as a percentage of revenues	***18.0***	*18.3*	
Return on capital employed (12 month values), %	**67**	69	

- Strong order volume growth for all types of compressors.
- All regions had positive order development, particularly strong in Asia.
- Sustained high profit margin, despite negative currency effects.
- Agreement to acquire Spanish specialty equipment rental business.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2003	4 048	3 721
Structural change, %	+1	+1
Currency, %	-6	-5
Price, %	+1	+1
Volume, %	+18	+14
Total, %	+14	+11
2004	4 615	4 116

Geographic distribution of orders received

%, last 12 months	March 2004	March 2003
North America	12	14
South America	4	4
Europe	51	51
Africa/Middle East	6	7
Asia/Australia	27	24
	100	100

Order volume for stationary industrial compressors grew significantly. Standard oil-injected machines for a wide variety of industrial applications and customer segments had a particularly strong development. Sales of energy-efficient VSD (Variable Speed Drive) compressors continued to develop positively. The aftermarket business continued to grow in all regions, supported by new, innovative service products and an increased local presence. Geographically, most regions were strong and the very rapid growth in Asia continued. China is still the growth engine but significant growth was also achieved in India, South Korea, and Japan. Very good order development was also recorded in South America, Middle East, Africa, and Australia. In Europe, the development was also positive but not as strong. Small and medium-sized compressors did relatively better than the large machines. A similar pattern was also seen in North America, where orders for large industrial compressors remained flat compared to previous year.

The gas and process compressor business recorded strong order growth, further enhanced by a few big orders in Asia.

Orders for small and medium-sized portable compressors, primarily serving construction-related customers through rental companies and distributors, recorded strong growth. The order volume was significantly above the most recent trend and the same quarter previous year, both for equipment and aftermarket products. The improvement was well spread over all regions and particularly strong in the United States. Also the specialty rental business had another strong quarter. The generator business stayed relatively flat.

During the quarter, an agreement to acquire the Spanish specialty equipment rental company Guimerá S.A. was signed. Guimerá rents generators, compressors, temperature control equipment, etc., primarily to industrial applications. Guimerá had annual revenues of MSEK 147 in 2003 and has 132 employees.

Operating profit increased 9% to MSEK 739 (681), corresponding to an operating margin of 18.0% (18.3). The margin suffered more than 2 percentage points from the very negative currency development since previous year. This was to a large extent compensated for by the higher revenue volume and efficiency improvements. Return on capital employed (past 12 months) remained at a very high level, 67% (69).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

	January – March		Change
MSEK	2004	2003	%
Revenues	**2 344**	2 495	**-6**
Operating profit	**174**	104	**+67**
– as a percentage of revenues	*7.4*	*4.2*	
Return on capital employed (12 month values), %	**5**	3*	

* Excluding goodwill impairment charge.

- Rental volume up 1%, with same store volume growth at 4%.
- Fleet utilization at all-time high for a first quarter.
- Positive pricing trend continued; rental rates up 5%.
- Substantial profit improvement, despite higher benefits and insurance costs.

Revenues

	January – March	
	Total	Rental
MSEK	Revenues	Revenues
2003	2 495	1 872
Structural change, %	–	–
Currency, %	-14	-14
Price, %	+4	+5
Volume, %	+5	+1
Total, %	-6	-8
2004	2 344	1 713

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

Activity in the non-residential building sector, the most important segment for the business area and representing about 50% of the total revenue base, was more or less flat compared to the same quarter previous year. The residential building sector, which is of low importance for Rental Service, remained at a high level. Capacity utilization in the manufacturing industry increased somewhat from recent very low levels.

Total revenues decreased 6%, to MSEK 2 344 (2 495), heavily affected by a negative currency translation effect to SEK of 14%. Rental revenues, accounting for 73% of total revenues, increased 6% in USD, consisting of an increase in rental rates of 5% and increased volume of 1%. Same store rental volume increased 4% at a total of 480 stores (495 at the end of March 2003). Sales of merchandise, spare parts, and new equipment, representing 13% of total revenues, were down 7% in USD. Sales of used equipment, accounting for the remaining 14% of total revenues, increased 56% in USD.

Operating profit increased to MSEK 174 (104), corresponding to a margin of 7.4% (4.2). The improvement in margin was primarily a result of continued positive development of rental rates and higher sales of used equipment. Cost savings in payroll expense and depreciation were, however, offset by higher benefits and insurance costs.

Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 27% (26). Return on total capital employed (last 12 months) was 5% (3) while the return on operating capital (excluding goodwill) was 11% (7).

Fleet utilization improved and reached close to 62% in the quarter, higher than ever in a first quarter. Replacement investments in the fleet increased at the end of the quarter, as a result of the increased used equipment sales and the seasonal upturn in demand during the spring. Rental fleet at original cost was 4% lower than previous year and the average age about 3.6 years. The operating cash flow continued to be significantly positive, but at a lower level than previous year as a result of large payments to equipment suppliers.

Total number of employees at March 31, 2004 was 5 201 (5 408), down 4%.

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools, and assembly systems.

MSEK	January – March 2004	January – March 2003	Change %
Orders received	**2 546**	2 536	**0**
Revenues	**2 446**	2 422	**+1**
Operating profit	**271**	184	**+47**
– as a percentage of revenues	***11.1***	*7.6*	
Return on capital employed (12 month values), %	**17**	13	

- Motor vehicle industry and general industry demand drive growth for industrial tools.
- Volume growth for professional electric tools business in North America.
- Highest profit margin in a first quarter since 1995.
- Agreement to form joint venture with Chinese industrial tool business.

Orders and revenues

MSEK	January – March Orders Received	January – March Revenues
2003	2 536	2 422
Structural change, %	+2	+2
Currency, %	-7	-7
Price, %	0	0
Volume, %	+5	+6
Total, %	0	+1
2004	2 546	2 446

Geographic distribution of orders received

%, last 12 months	March 2004	March 2003
North America	50	55
South America	1	1
Europe	40	37
Africa/Middle East	3	2
Asia/Australia	6	5
	100	100

The order volume for industrial tools continued to increase. A healthy growth in sales was recorded both to the motor vehicle industry and general industry. The growth was particularly good in North America, including important new orders for sophisticated fastening tools to car assembly plants. In Western Europe, the development was slightly positive overall with good growth in Germany, Spain, and Benelux but declining in most other countries. In the rest of the world, accounting for about 20% of total industrial tool sales, growth was strong throughout Asia, while Middle East and Australia recorded a decline. The aftermarket business showed good growth overall.

Order volume for professional electric tools, primarily used for construction and installation work, increased compared to previous year. The improvement was primarily due to strong growth at industrial distributors in the United States, while sales to home-centers increased marginally. In Europe, the volume development for comparable units was negative, reflecting weak demand in most of the big countries. In the rest of the world, volumes increased. The accessories business continued to develop favorably in all markets with high growth for comparable units and further contribution from the accessory business in Germany, acquired in the second quarter 2003.

During the quarter an agreement to acquire assets from the Chinese industrial air tool manufacturer, QQPMC, was announced. The joint venture is subject to approval from local authorities. The business has annual revenues of approximately MSEK 50 and employs about 80 people.

Operating profit increased to MSEK 271 (184), corresponding to a margin of 11.1% (7.6). The margin improved primarily as a combined result of higher volume, a favorable sales mix and effects of the recent manufacturing restructuring projects. Return on capital employed (past 12 months) improved to 17% (13).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of six divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January – March 2004	2003	Change %
Orders received	**2 175**	1 873	**+16**
Revenues	**2 024**	1 811	**+12**
Operating profit*	**179**	151	**+19**
*– as a percentage of revenues**	***8.8***	*8.3*	
Return on capital employed (12 month values), %	**19**	19	

* Includes restructuring costs of MSEK 14 (12). Adjusted operating margins were 9.5% (9.0).

- Continued strong mining sector and improved construction business gave record order volume.
- All regions except Africa/Middle East recorded strong growth.
- Profit margin up due to high revenue volume, offsetting negative currency effects.
- Acquisition of Ingersoll-Rand Drilling Solutions. Regulatory approval pending.

Orders and revenues

MSEK	January – March Orders Received	Revenues
2003	1 873	1 811
Structural change, %	+3	+3
Currency, %	-4	-4
Price, %	+1	+1
Volume, %	+16	+12
Total, %	+16	+12
2004	2 175	2 024

Geographic distribution of orders received

%, last 12 months	March 2004	March 2003
North America	16	17
South America	8	8
Europe	42	42
Africa/Middle East	14	14
Asia/Australia	20	19
	100	100

Order intake from the mining industry continued to grow significantly in all major countries except South Africa where the dramatic strengthening of the local currency affected mining investments negatively. Increased production volumes and high mineral prices continue to drive the demand for drilling and loading equipment. This also supported increased orders for consumables and service. The high mineral prices also increased the demand for exploration drilling equipment.

For the first time in a couple of years a general improvement in the demand for construction equipment was noted. In addition to an already strong growth in Asia, both Western Europe and North America recorded a clear improvement in order trend. Orders for light construction equipment grew significantly and sales of crawler drill rigs for surface applications, such as quarries and infrastructure projects, increased further. Underground drilling rigs for tunneling projects were also in high demand.

The relocation of the loading and haulage equipment to Örebro, Sweden, is now completed. The total restructuring costs will be within the initial plan of MSEK 150 (accumulated until March 31, 2004 was MSEK 136).

In February, an agreement to acquire the Ingersoll-Rand Drilling Solutions business was signed. The purchase is subject to various approvals. The business has annual turnover of approximately MUSD 300 (MSEK 2 200) and 950 employees. The acquisition will give Atlas Copco a more complete product range, stronger aftermarket organization, and better geographical coverage for drilling equipment.

Operating profit was MSEK 179 (151), including restructuring charges of MSEK 14 (12). Excluding restructuring costs, the margin improved to 9.5% (9.0). The positive effects of substantially higher revenues, price increases, and efficiency improvements managed to offset the negative impact from the weaker USD. The negative currency impact corresponded to about 2 percentage points on the margin. Return on capital employed (past 12 months) was 19% (19).

Previous near-term demand outlook
(Published February 2, 2004)

The recent positive demand development for Atlas Copco's products and services is expected to continue.

The manufacturing and process industries are expected to increase their investments in productivity enhancing equipment and demand more aftermarket products and services. The demand from the construction and mining industries is expected to remain at present levels.

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20 Interim reports.

As of January 1, 2004 the Group implemented the new Swedish accounting standard RR 29, Employee benefits. Other accounting principles are consistent with those stated in the 2003 Annual Report., note 1.

The Group amortizes goodwill derived from large, strategic acquisitions in the United States over 40 years. If a 20-year amortization period had been used consistently for these acquisitions, the equity to assets ratio would have been approximately 43.9% (reported 45.1) and earnings per share approximately SEK 3.58 (reported 3.91). As from January 1, 2005, following the new IFRS 3 accounting recommendation, goodwill will not be amortized. Instead the goodwill will be subject to at least annual impairment tests.

Stockholm, April 27, 2004

Gunnar Brock
President and Chief Executive Officer

Income Statement

MSEK	3 months ended March 31 2004	3 months ended March 31 2003	12 months ended March 31 2004	12 months ended March 31 2003 *	12 months ended March 31 2003 reported
Revenues	10 858	10 400	45 077	46 327	46 327
Cost of goods sold	-7 366	-7 125	-30 881	-31 851	-31 851
Gross profit	**3 492**	**3 275**	**14 196**	**14 476**	**14 476**
Marketing expenses	-1 204	-1 200	-4 768	-4 916	-4 916
Administration expenses	-712	-733	-2 766	-3 140	-3 140
Research and development costs	-218	-232	-864	-911	-911
Goodwill amortization	-111	-116	-458	-584	-584
Goodwill impairment	–	–	–	–	-6 950
Other income and expense from operations	65	78	210	242	242
Operating profit/loss	**1 312**	**1 072**	**5 550**	**5 167**	**-1 783**
- as a percentage of revenues	*12.1*	*10.3*	*12.3*	*11.2*	*-3.8*
Financial income and expenses	-101	-116	-382	-642	-642
Profit/loss after financial items	**1 211**	**956**	**5 168**	**4 525**	**-2 425**
- as a percentage of revenues	*11.2*	*9.2*	*11.5*	*9.8*	-5.2
Taxes	-388	-312	-1 695	-1 511	-1 359
Minority interest	-4	-8	-16	-56	-56
Net profit	**819**	**636**	**3 457**	**2 958**	**-3 840**
Earnings/loss per share, SEK	3.91	3.03	16.49	14.11	-18.32
Average number of shares, millions	209.6	209.6	209.6	209.6	209.6
Key ratios					
Equity capital per share, period end, SEK			105	127	99
Return on capital employed before tax, 12 month values, %			18	13	-4
Return on equity after tax, 12 month values, %			17	11	-17
Debt/equity ratio, period end, %			36	46	59
Rate of equity, period end, %			45	50	43
Number of employees, period end			25 924	25 516	25 516

* Excluding goodwill impairment charge.

Balance Sheet

MSEK	Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2003
Intangible assets	11 655	11 276	12 598
Tangible assets			
Rental equipment	9 429	9 127	10 616
Other tangible assets	4 030	3 971	4 302
Financial assets	2 224	1 770	2 161
Fixed assets	**27 338**	**26 144**	**29 677**
Inventories	6 143	5 412	6 300
Receivables	10 436	10 128	10 225
Cash, bank, and short-term investments	4 877	4 178	1 516
Current assets	**21 456**	**19 718**	**18 041**
Total assets	**48 794**	**45 862**	**47 718**
Shareholders' equity	21 928	21 015	20 643
Minority interest	60	53	63
Provisions			
Interest-bearing provisions	2 628	1 792	1 818
Non-interest-bearing provisions	4 272	4 175	4 644
Long-term liabilities			
Interest-bearing liabilities	7 225	6 957	10 543
Non-interest-bearing liabilities	194	191	184
Current liabilities			
Interest-bearing liabilities	2 957	3 042	1 388
Non-interest-bearing liabilities	9 530	8 637	8 435
Total shareholders' equity and liabilities	**48 794**	**45 862**	**47 718**
Interest-bearing liabilities and provisions	*12 810*	*11 791*	*13 749*
Non-interest-bearing liabilities and provisions	*13 996*	*13 003*	*13 263*

Changes in Shareholders' Equity

MSEK	Jan.–Mar. 2004	Jan. – Dec. 2003	Jan.–Mar. 2003
Opening balance	21 015	20 194	20 194
Change in accounting principle*	-424		
Restated opening balance	20 591		
Dividend to shareholders	–	-1 205	–
Hedge for stock option plan	–	138	-6
Translation differences for the period	518	-1 386	-181
Net profit for the period	819	3 274	636
Closing balance	21 928	21 015	20 643

*Adoption of Employee benefits RR 29/IAS 19

Cash-flow statement

MSEK	January – March 2004	2003
Operations		
Operating profit	1 312	1 072
Depreciation and amortization*	781	837
Capital gain/loss and other non-cash items	-160	-55
Operating cash surplus	**1 933**	**1 854**
Net financial income/expense	-101	-116
Dividends from associated companies	–	–
Cash flow from other items	-60	-14
Taxes paid	-334	-299
Change in working capital	-81	-36
Cash flow from operations	**1 357**	**1 389**
Investments		
Investments in rental equipment	-667	-358
Investments in property and machinery	-153	-138
Sale of rental equipment	394	307
Sale of property and machinery	30	35
Investments in intangible fixed assets	-65	-71
Sale of intangible assets	1	–
Acquisition of subsidiaries	-10	-207
Other investments, net**	-60	27
Cash flow from investments	**-530**	**-405**
Financing		
Dividends paid	-2	0
Change in interest-bearing liabilities	-177	-804
Cash flow from financing	**-179**	**-804**
Cash flow after financing	**648**	**180**
Liquid funds		
Liquid funds at beginning of period	4 178	1 356
Cash flow after financing	648	180
Translation difference	51	-20
Liquid funds at end of period	**4 877**	**1 516**

* Depreciation and amortization		
Rental equipment	*457*	*502*
Property and machinery	*182*	*204*
Goodwill and other intangibles	*142*	*131*
** *of which to pension fund*	*-62*	–

Revenues by Business Area

MSEK	2002	2003	2004
		January – March	
Compressor Technique	3 785	3 721	4 116
Rental Service	3 397	2 495	2 344
Industrial Technique	2 823	2 422	2 446
Construction and Mining Technique	1 784	1 811	2 024
Eliminations	-154	-49	-72
Atlas Copco Group	11 635	10 400	10 858

				2003	2004
MSEK (by quarter)	1	2	3	4	1
Compressor Technique	3 721	3 972	4 122	4 230	4 116
Rental Service	2 495	2 607	2 793	2 519	2 344
Industrial Technique	2 422	2 631	2 690	2 783	2 446
Construction and Mining Technique	1 811	2 003	2 075	2 005	2 024
Eliminations	-49	-65	-82	-64	-72
Atlas Copco Group	10 400	11 148	11 598	11 473	10 858

Operating Profit by Business Area

MSEK	2002	2003	2004
		January – March	
Compressor Technique	657	681	739
As a percentage of revenues	*17.4*	*18.3*	*18.0*
Rental Service	121	104	174
As a percentage of revenues	*3.6*	*4.2*	*7.4*
Industrial Technique	248	184	271
As a percentage of revenues	*8.8*	*7.6*	*11.1*
Construction and Mining Technique	186	151	179
As a percentage of revenues	*10.4*	*8.3*	*8.8*
Common Group Functions	-41	-57	-54
Eliminations	-5	9	3
Operating profit	1 166	1 072	1 312
As a percentage of revenues	*10.0*	*10.3*	*12.1*
Financial income and expenses	-254	-116	-101
Profit after financial items	912	956	1 211
As a percentage of revenues	*7.8*	*9.2*	*11.2*

				2003	2004
MSEK (by quarter)	1	2	3	4	1
Compressor Technique	681	735	766	780	739
As a percentage of revenues	*18.3*	*18.5*	*18.6*	*18.4*	*18.0*
Rental Service	104	212	286	235	174
As a percentage of revenues	*4.2*	*8.1*	*10.2*	*9.3*	*7.4*
Industrial Technique	184	262	268	337	271
As a percentage of revenues	*7.6*	*10.0*	*10.0*	*12.1*	*11.1*
Construction and Mining Technique	151	151	198	175	179
As a percentage of revenues	*8.3*	*7.5*	*9.5*	*8.7*	*8.8*
Common Group Functions	-57	-57	-53	-67	-54
Eliminations	9	3	4	3	3
Operating profit	1 072	1 306	1 469	1 463	1 312
As a percentage of revenues	*10.3*	*11.7*	*12.7*	*12.8*	*12.1*
Financial income and expenses	-116	-94	-101	-86	-101
Profit after financial items	956	1 212	1 368	1 377	1 211
As a percentage of revenues	*9.2*	*10.9*	*11.8*	*12.0*	*11.2*

Acquisitions and divestments 2003-2004

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2003 Oct. 31	Shenyang Rock Drilling Machinery		Construction & Mining	110	220
2003 Oct. 1	Professional Diamond Drilling Equipment + Mining Drilling Services		Construction & Mining	90	60
2003 Aug. 8	Puska Pneumatic		Compressor Technique	100	25
2003 April 4	DreBo		Industrial Technique	230	160

* Annual revenues and number of employees at time of acquisition/divestment.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:
• to have an annual revenue growth of 8%;
• to reach an operating margin of 15%; and
• to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000, Fax: +46-8-644 9045
Internet: www.atlascopco-group.com
Corp. id. no: 556014-2720

Analysts
Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291, Mobile: +46 70 518 8291
ir@se.atlascopco.com

Media
Annika Berglund, Senior Vice President Group Communications
Phone: +46 8 743 8070, Mobile: +46 70 322 8070

Conference call and presentation material

A conference call to discuss the results will be held at 3:00 PM CET / 9:00 AM EST, on April 27, 2004. The dial-in number is +44 (0)207 984 7582.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details. www.atlascopco-group.com

A recording of the conference call will be available for 2 days on +44 (0) 207 784 1024 with access code 748 373#.

Interim report at June 30, 2004

The second quarter report will be published on July 16, 2004.